United States Securities and Exchange Commission
                         Washington, DC 20549

                             SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                           (Amendment No. 1)

                       American Career Centers, Inc.
                            (Name of Issuer)

                      Tunlaw International Corporation
                           (Former Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                              89978 106
                            (CUSIP Number)

                           December 3, 1999
       (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /    /    Rule 13d-1(b)
     / x  /    Rule 13d-1(c)
     /    /    Rule 13d-1(d)

1.        Names of Reporting Persons:           Pierce Mill Associates, Inc.
                                                James M. Cassidy
                                                TPG Capital Corporation

James M. Cassidy is the sole shareholder and director of Pierce Mill Associates, Inc. and controlling shareholder of TPG Capital Corporation.

2.        Check the appropriate box if a member of a group:
                                                              (a)   /x/
                                                              (b)

3.        SEC use only


4.   Citizenship or place of organization

          Pierce Mill Associates, Inc.       Delaware corporation
          James M. Cassidy                   Natural person, citizen of
                                             the United States
          TPG Capital Corporation            Delaware corporation

5 -8.                      Sole           Shared    Sole           Shared
                           Voting         Voting    Dispositive    Dispositive
                           Power          Power     Power          Power

Pierce Mill
    Associates, Inc.         0                           0
James M. Cassidy           200,000                  200,000
TPG Capital Corporation    200,000                  200,000

9&11. Aggregate amount beneficially owned by each reporting person and percent of class.

                                  Aggregate amount
                                  Beneficially        Percent
                                  Owned               of Class

Pierce Mill Associates, Inc.              0               0%   (1)
TPG Capital Corporation                   0               0%
James M. Cassidy                    200,000               3%

(1)       Pierce Mill Associates no longer owns any shares.
(2) James M. Cassidy is the controlling shareholder of TPG Capital Corporation and is therefore deemed to be the beneficial owner of the 200,000 shares of common stock held by it.

10. Check box if aggregate amount in #9 excludes certain shares. Not applicable.

12.       Type of reporting Person

              Pierce Mill Associates, Inc.       CO
              TPG Capital Corporation            CO
              James M. Cassidy                   IN


                  Schedule 13G                   Part 2, page 1


Item 1(a)      Name of Issuer:       American Career Centers, Inc.
                                     formerly Tunlaw International Corporation

     (b)       Address of Issuer's Principal Executive Offices:
                                             2490 South 300 West
                                             South Salt Lake City, Utah 84115

Item 2(a)      Name of Person Filing:        James M. Cassidy

     (b)       Address of Principal Business or, if none, Residence:
                                             1504 R Street, NW
                                             Washington DC 20009

     (c)       Citizenship:                  United States

     (d)       Title of Class of Securities: Common Stock

     (e)       CUSIP Number:                 89978B 106

Item 3.        If statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
                                             Not applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:    200,000 shares
     (b)       Percent of Class:             3%
     (c)       Number of Shares as to which such person has:

        (i) sole power to vote or to direct the vote:              200,000
        (ii) shares power to vote or to direct the vote                  0
        (iii) sole power to dispose or to direct the
                    disposition of                                 200,000
        (iv) shared power to dispose or to direct the
               disposition of                                            0

Item 5. Ownership of Five Percent or Less of a Class                X

Item 6. Ownership of More than Five Percent on Behalf
            of Another Person:                                Not applicable

Item 7. Identification and Classification of the Subsidiary
        Which Acquired the Security being Reported on
        By the Parent                                         Not applicable

Item 8. Identification and Classification of Members
            of the Group

        The group consists of James M. Cassidy, a natural person, and TPG Capital Corporation a Delaware corporation of which James M. Cassidy is the controlling shareholder. Pierce
        Mill Associates no longer owns any shares and is not a member of the group.

Item 9. Notice of Dissolution of Group:                       Not applicable

Item 10.  Certification:

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   /s/ James M. Cassidy
                                       January 10, 2000



                             Schedule 13G                   Part 2, page 3


Item 1(a)      Name of Issuer:       American Career Centers, Inc.
                                     formerly Tunlaw International Corporation

     (b)       Address of Issuer's Principal Executive Offices:
                                     2490 South 300 West
                                     South Salt Lake City, Utah 84115

Item 2(a)      Name of Person Filing:      Pierce Mill Associates, Inc.

     (b)       Address of Principal Business or, if none, Residence:
                                           1504 R Street, NW
                                           Washington DC 20009

     (c)       Citizenship:                Delaware corporation

     (d)       Title of Class of Securities:  Common Stock

     (e)       CUSIP Number:                89978B 106

Item 3.        If statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
                                            Not applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:                     0 shares (1)
     (b)       Percent of Class:                              0%

     (c)       Number of Shares as to which such person has:

         (i)  sole power to vote or to direct the vote          0
        (ii)  shared power to vote or to direct the vote        0
        (iii) sole power to dispose or to direct the
                disposition of                                  0
        (iv) shared power to dispose or to direct the
               disposition of                                   0

(1) James M. Cassidy is the sole shareholder and director of Pierce Mill Associates, Inc. and is therefore deemed to be the beneficial owner of any shares of common stock held by it.

Item 5.    Ownership of Five Percent or Less of a Class         X

Item 6.    Ownership of More than Five Percent
           on Behalf of Another Person:                       Not applicable

Item 7.    Identification and Classification of the Subsidiary
           Which Acquired the Security being Reported on
           By the Parent                                      Not applicable

Item 8. Identification and Classification of Members of the Group

        The group consists of James M. Cassidy, a natural person, and TPG Capital Corporation, a Delaware corporation, of which James M. Cassidy is the controlling shareholder. Pierce Mill Associates, Inc. no longer owns any shares and is therefore no longer a member of the group.

Item 9.    Notice of Dissolution of Group:                   Not applicable

Item 10.   Certification:

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   PIERCE MILL ASSOCIATES, INC.

                                   By /s/  James M. Cassidy, Director

January 10, 2000

                             Schedule 13G                   Part 2, page 5


Item 1(a)      Name of Issuer:       American Career Centers, Inc.
                                     formerly Tunlaw International Corporation

     (b)       Address of Issuer's Principal Executive Offices:
                                     2490 South 300 West
                                     South Salt Lake City, Utah 84115

Item 2(a)      Name of Person Filing:      TPG Capital Corporation

     (b)       Address of Principal Business or, if none, Residence:
                                           1504 R Street, NW
                                           Washington DC 20009

     (c)       Citizenship:                Delaware corporation

     (d)       Title of Class of Securities:  Common Stock

     (e)       CUSIP Number:                89978B 106

Item 3.        If statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
                                            Not applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:                  200,000 shares (1)
     (b)       Percent of Class:                           3%

     (c)       Number of Shares as to which such person has:

         (i)  sole power to vote or to direct the vote          0
        (ii)  shared power to vote or to direct the vote        0
        (iii) sole power to dispose or to direct the
                disposition of                                  0
        (iv) shared power to dispose or to direct the
               disposition of                                   0

(1) James M. Cassidy is the controlling shareholder and director of TPG Capital Corporation and is therefore deemed to be the beneficial owner of any shares of common stock held by it.

Item 5.    Ownership of Five Percent or Less of a Class         X

Item 6.    Ownership of More than Five Percent
           on Behalf of Another Person:                       Not applicable

Item 7.    Identification and Classification of the Subsidiary
           Which Acquired the Security being Reported on
           By the Parent                                      Not applicable

Item 8. Identification and Classification of Members of the Group

        The group consists of James M. Cassidy, a natural person, and TPG Capital Corporation, a Delaware corporation, of which James M. Cassidy is the controlling shareholder. Pierce Mill Associates, Inc. no longer owns any shares and is therefore no longer a member of the group.

Item 9.    Notice of Dissolution of Group:                   Not applicable

Item 10.   Certification:

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   TPG CAPITAL CORPORATION

                                   By /s/  James M. Cassidy, Director

January 10, 2000